UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Central Falls Detention Facility Corporation

(Name of Applicant)*

950 High Street

Central Falls, Rhode Island 02863

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Detention Facility Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026A	$27,500,000
Detention Facility Excess Cash Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026B	$40,000,000

Approximate date of proposed public offering: On, or as soon as practicable following, the effective date (the “Effective Date”) under the Plan of Reorganization of Central Falls Detention Facility Corporation pursuant to Chapter 11 of the United States Bankruptcy Code (as it may be amended or supplemented, the “Plan of Reorganization”).

Name and address of agent for service:

Daniel S. Polsky

950 High Street

Central Falls, Rhode Island 02863

(401) 729-1190

Copies to:

Matthew A. Lopes, Jr. Daniel E. Burgoyne Partridge Snow & Hahn LLP 40 Westminster Street Suite 11 Providence, RI 02903 (401) 861-8200	Jonathan W. Young Troutman Pepper Locke LLP 401 9th Street, NW Washington, DC 20004 (202) 274-2950

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.	General Information

Central Falls Detention Facility Corporation (the “Corporation”) is a public corporation organized and existing under and by virtue of the laws of the State of Rhode Island.

2.	Securities Act Exemption Available

On July 10, 2026, the Corporation filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Chapter 11 Case”) in the United States Bankruptcy Court for the District of Rhode Island. Prior to the Effective Date, the Corporation intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement for the Chapter 11 Plan of Central Falls Detention Facility Corporation (as it may be amended or supplemented, the “Disclosure Statement”) and the Chapter 11 Plan of Central Falls Detention Facility Corporation the Corporation filed in the Chapter 11 Case (as it may be amended or supplemented, the “Plan of Reorganization”), copies of which are filed as Exhibits T3E-1 and T3E-2 to this application, respectively, the Detention Facility Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026A (the “Series 2026A Bonds”) and the Detention Facility Excess Cash Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026B (the “Series 2026B Bonds” and, together with the Series 2026A Bonds, the “Bonds”) to the Holders of Allowed Existing Bond Secured Claims (as defined in the Plan of Reorganization), which are classified as Class 3 Claims in the Plan of Reorganization (the “Allowed Claimholders”). The Bonds will be issued by the Corporation pursuant to the indenture to be qualified under this application, a copy of which is filed as Exhibit T3C to this application.

Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Corporation believes that the solicitation of acceptances for the Plan of Reorganization and the offer and issuance of the Bonds to the Allowed Claimholders under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and issuance is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates

As a public corporation created by statute, the Corporation has (and after the Effective Date will have) no voting securities outstanding and no other “affiliates” within the meaning of Rule 0-2 under the Trust Indenture Act of 1939, as amended, subject to the immediately following paragraph.

Certain directors and executive officers of the Corporation may be deemed “affiliates” of the Corporation by virtue of their respective positions in the Corporation. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table sets forth the names of and offices held by all directors and executive officers of the Corporation as of the date of this application. The mailing address and telephone number for each of them is c/o Central Falls Detention Facility Corporation, 950 High Street, Central Falls, Rhode Island 02863; telephone number (401) 729-1190.

Name	Position[1]
Anthony Manfredi	Director
Matthew Mulligan	Director
Herman Yip	Director
Daniel Polsky	Acting Principal Financial Officer[2]

1                  Pursuant to the Corporation's Bylaws, the Chairperson performs the duties of chief executive officer of the Corporation. Prior to the Effective Date, the Corporation anticipates that a Chairperson will be appointed from among the directors of the Corporation.

2               Mr. Polsky is an employee of Getzler Henrich & Associates LLC, a restructuring advisory firm, and may be deemed to perform the functions of the principal financial officer pursuant to authority delegated to him by the Board of Directors. Mr. Polsky's duties are expected to terminate once a final decree is entered in the Chapter 11 Case and the Chapter 11 Case is closed.

Under Section 45-54-5(a) of the Rhode Island General Laws, the Board of Directors of the Corporation is appointed by the Mayor of the City of Central Falls, Rhode Island (the “City”), subject to the approval of the City Council. Directors serve for a term of five years, subject to removal for cause by the Mayor of the City.

The Corporation does not anticipate any changes to its Board of Directors after the Effective Date as a result of the Plan of Reorganization.

5.	Principal Owners of Voting Securities

The Corporation is a public corporation and has no voting securities within the meaning of Section 303(16) of the Trust Indenture Act of 1939, as amended. As noted above, the Board of Directors of the Corporation is appointed by the City’s Mayor subject to confirmation by its City Council. No voting securities will be issued as a result of the effectiveness of the Plan of Reorganization.

UNDERWRITERS

6.	Underwriters

Within three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Corporation that are currently outstanding on the date of this application.

The is no proposed principal underwriter for the Bonds that are to be offered in connection with the Indenture.

CAPITAL SECURITIES

7.	Capitalization

The Corporation has no authorized class of capital securities. See Item 4, “Directors and Executive Officers” for information relating to the appointment of the Corporation’s Board of Directors. It is anticipated that there will remain no authorized capital securities of the Corporation following the Effective Date.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The Bonds will be subject to the Amended and Restated Indenture of Trust (the “Indenture”), to be dated as of the Effective Date, among the Corporation and Argent Trust Company, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C to this application. The Corporation has not entered into the Indenture as of the date of this application, and the terms of the Indenture are subject to change before it is executed.

(a) Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) default in the payment of the principal or redemption price of, or sinking fund installment on, any Bond after the same shall become due, (2) default in the payment of interest on any Bond when and as it becomes due, (3) failure or refusal of the Corporation to comply with the provisions of Title 45, Chapter 54 of the Rhode Island General Laws (pertaining to municipal detention facility corporations) or default in the performance or observance of any other of the covenants, agreements or conditions on its part in the Indenture, any supplemental indenture, the Mortgage or the Bonds, which default continues uncured for a period of 90 days after receipt of written notice from the Trustee or owners of not less than 25% in principal amount of the Series 2026A Bonds (and if no Series 2026A Bonds are outstanding, then the Series 2026B Bonds) as provided in the Indenture, (4) any event of default occurs under the Mortgage, (5) certain voluntary or involuntary events of bankruptcy, insolvency or winding up or liquidation of the Corporation, (6) if a final judgment for an amount in excess of $150,000 shall be entered after the date of the Indenture and shall be outstanding against the Corporation for any period of 60 days or more from the date of its entry and shall not have been discharged in full or stayed pending appeal, (7) if the Corporation is without casualty insurance as required by Section 7.16 of the Indenture, or (8) there are insufficient moneys in the Revenue Fund established under the Indenture on any monthly disbursement date to make the monthly deposits required by Section 5.6(d) of the Indenture (requiring the monthly payment of one-twelfth of any Reserve Deficiency, as defined in the Indenture, into a Debt Service Reserve Fund for the Series 2026A Bonds).

If an event of default occurs and is actually known to the Trustee at its office where the funds and accounts established under the Indenture are administered, the Trustee must send to each holder of the Bonds notice of the default within 30 days after knowledge of the occurrence thereof, unless the event of default has been remedied or cured before the giving of such notice. Except in the case of certain defaults in payment with respect to any Bond, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the Bonds.

(b) Authentication and Delivery of the Bonds; Application of Proceeds.

The Bonds will be signed by the manual or facsimile signature of the Chairperson of the Corporation and, if a facsimile signature of the Chairperson is used, attested by the manual or facsimile signature of the secretary of the Corporation. No Bond will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee by manual signature.

The Corporation will not receive any proceeds from the issuance of the Bonds pursuant to the Plan of Reorganization.

(c) Release of Collateral.

In connection with the Plan of Reorganization and the Corporation’s issuance of the Bonds, the Corporation and the Trustee will enter into an Amended and Restated Open-End Mortgage Deed, Leasehold Mortgage and Security Agreement (the “Mortgage”). The security interest created by the Mortgage will terminate upon the payment by the Corporation of all amounts payable by it in accordance with the terms of and at the times provided in the Bonds, the Indenture and the Mortgage, and the compliance by the Corporation of its obligations thereunder.

Other than in the ordinary course of its business, the Corporation will not remove or suffer the removal of any books or records relating to accounts receivable from the Project (as defined in the Indenture) or remove from the facilities any part of the Trust Estate (as defined in the Indenture) until after delivery to the Trustee of such certificates of value as required by the Trust Indenture Act and an opinion of counsel addressed to the Trustee stating that all actions have been taken and all necessary documentation has been executed, delivered and filed, as applicable, as is necessary to maintain, perfect and confirm the first priority security interests granted in the Mortgage.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding Bonds thereunder if the Corporation shall pay or cause to be paid, or there shall otherwise be paid, to the owners of all of the Bonds then outstanding, the principal of and interest on and redemption price, if any, to become due thereon, at the times and in the manner stipulated in the Bonds and the Indenture. Where any moneys are held by the Trustee or the Paying Agent (through deposit by the Corporation of otherwise) for the payment or redemption of Bonds or the payment of interest installments, whether at or prior to the maturity date or redemption date of the Bonds, will be deemed to have been paid for purposes of the prior sentence. Any Bonds will be deemed to have been paid prior to the maturity or redemption date of the Bonds, and the Indenture discharged with respect to such Bonds, if (a) there shall have been deposited with the Trustee either moneys in an amount which will be sufficient, or noncallable government obligations the principal of and interest on which when due will provide moneys which, together with moneys on deposit with the Trustee for such purpose at the same time, will be sufficient, to pay when due the principal or redemption price, if applicable, of such Bonds and interest due and to become due on such Bonds on and prior to the principal payment date or dates or redemption date or dates, as the case may be, (b) the Trustee receives an opinion of bond counsel to the effect that the conditions of Article 13 of the Indenture have been satisfied with respect to the Bonds which are deemed to be paid, (c) all compensation and expenses of the Trustee pertaining to such series of Bonds have been paid or provided to the Trustee’s satisfaction, (d) if the Bonds are to be redeemed on any date prior to their maturity, the Corporation shall have given irrevocable instruction to the Trustee to give notice of redemption on said date as provide in Article 4 of the Indenture, (e) if the Bonds are not at the time by their terms subject to redemption within the next succeeding 60 days, the Corporation shall have given irrevocable instruction to the Trustee to give notice of such deposit to the holders of the Bonds and that such Bonds are deemed to have been paid under the Indenture, and (f) certain additional conditions outlined in Section 13.1(c) of the Indenture have been satisfied.

(e) Evidence of Compliance with Conditions and Covenants.

The Company will be required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, to the extent required under Section 314(a)(5) of the Trust Indenture Act, an officers’ certificate stating whether or not, to the best knowledge of the signers thereof, the Corporation is in compliance (without regard to periods of grace or notice requirements) with all conditions and covenants then required to be performed under the Indenture and, if the Corporation shall not be in compliance, specifying each such failure and the nature thereof.

The Corporation will be required to deliver to the Trustee prompt written notice of any event of default, and the occurrence or non-occurrence of any event that would cause any of the representations and warranties contained in Article VII of the Indenture to be incorrect if made at such time of such event.

Except as otherwise expressly provided by the Indenture, upon any application or request by the Corporation to the Trustee to take any action under any provision of the Indenture that requires that the Corporation comply with any conditions precedent before the Trustee shall take such action, the Corporation shall furnish to the Trustee an officers’ certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

9.	Other Obligors.

Other than the Corporation, no other person is an obligor with respect to the Bonds.

Contents of application for qualification. This application for qualification comprises:

(a)            Pages numbered 1 through 6, consecutively.

(b)            The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified.

(c)            The exhibits listed on the Exhibit Index below in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

EXHIBIT INDEX

Exhibit T3A	Certificate of Incorporation*

Exhibit T3B	Bylaws

Exhibit T3C	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement

Exhibit T3E-2	Plan of Reorganization

Exhibit T3F	Cross-reference sheet with respect to the Indenture (included in Exhibit T3C)

Exhibit T3G	Form T-1 of the Indenture Trustee**

* The Corporation is a public corporation created by statute under R.I.G.L. §45-54-2.

** To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Corporation has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Central Falls, and State of Rhode Island, on the 1st day of October, 2026.

CENTRAL FALLS DETENTION FACILITY CORPORATION

Attest:	/s/ Michael Nessinger	By:	/s/ Daniel S. Polsky
Name:	Michael Nessinger	Name:	Daniel S. Polsky
Title:	Warden	Title:	Bankruptcy Court Appointed Financial Advisor